SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:

I.	Executive Summary of the Japanese-language Quarterly Securities Report, as filed with the Director of the Kanto Local Finance Bureau on February 14, 2022.

II.

The registrant’s Unaudited Condensed Consolidated Financial Statements for the periods ended December 31, 2021, prepared in accordance with IFRS, which materially conform to the Consolidated Financial Statements filed with the Japanese-language Quarterly Securities Report referred to above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Masayoshi Hachisuka
	Name:	Masayoshi Hachisuka
	Title:	General Manager,
Capital Strategy & Affiliated Companies Finance Division

Date: February 28, 2022